UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMMUNIC, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

4525EP 101

(CUSIP Number)

1200 Avenue of the Americas, Suite 200

New York, NY 10036

USA

(332) 255-9818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

August 5, 20201

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Global Life Bioventure V S.à r.l. (“Global Life”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

  SOLE VOTING POWER

1,788,160 shares, except that each of (i) Omega Fund V, L.P., the sole owner of Global Life (“Omega Fund”), (ii) Omega Fund V GP, L.P., the general partner of Omega Fund (“Omega GP”) and (iii) Omega Fund V G.P. Manager, Ltd., the general partner of Omega GP (“Omega Ltd”), may be deemed to have sole voting power with respect to the shares, and Vincent Ossipow (“Ossipow”), a class A manager of Global Life, and Otello Stampacchia (“Stampacchia”) Claudio Nessi (“Nessi”) and Anne-Mari Paster (“Paster”), the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
	9.

  SOLE DISPOSITIVE POWER

1,788,160 shares, except that each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole dispositive power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON OO

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

  SOLE VOTING POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
	9.

  SOLE DISPOSITIVE POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have dispositive voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

  SOLE VOTING POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
	9.

  SOLE DISPOSITIVE POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have dispositive voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V G.P. Manager, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

  SOLE VOTING POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
	9.

  SOLE DISPOSITIVE POWER

1,788,160 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have dispositive voting power with respect to the shares, and Ossipow, a class A manager of Global Life, and Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON OO

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Vincent Ossipow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,753 shares
	8.

  SHARED VOTING POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Ossipow, the Class A Manager of Global Life, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 17,753 shares
	10.

  SHARED DISPOSITIVE POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole dispositive power with respect to the shares, and Ossipow, the Class A Manager of Global Life, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,913
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.03%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon (i) 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020 and (ii) 17,753 shares of Common Stock subject to the exercise of options held by Ossipow that have vested as, or will vest within 60 days, of August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Otello Stampacchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.

  SHARED VOTING POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Stampacchia, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
	10.

  SHARED DISPOSITIVE POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole dispositive power with respect to the shares, and Stampacchia, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Claudio Nessi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.

  SHARED VOTING POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Nessi, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
	10.

  SHARED DISPOSITIVE POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole dispositive power with respect to the shares, and Nessi, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Anne-Mari Paster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.

  SHARED VOTING POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP, may be deemed to have sole voting power with respect to the shares, and Paster, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
	10.

  SHARED DISPOSITIVE POWER

1,788,160 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole dispositive power with respect to the shares, and Paster, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,160
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Ossipow, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2)

Based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

Item 1	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

The class of security to which this statement relates is common stock, par value $0.0001 per share of the Company (“Common Stock”), which is organized under the laws of the State of Delaware. The address of the principal executive office of the Company is 1200 Avenue of the Americas, Suite 200, New York, NY 10036.

Item 2	Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule is filed by Global Life BioVenture V, S.à r.l, a limited liability company organized under the laws of Luxembourg (“Global Life”), Omega Fund V, L.P. , a Cayman Islands exempted limited partnership (“Omega Fund”), Omega Fund V GP, L.P., a Cayman Islands exempted limited partnership (“Omega GP”), Omega Fund V G.P. Manager, Ltd., a Cayman Islands exempted company (“Omega Ltd”), Vincent Ossipow (“Ossipow”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster) and Otello Stampacchia (“Stampacchia”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person”.

The address of the principal business office of Global Life is 37 Rue d’Anvers, Floor 1, Luxembourg City, Luxembourg L-1130. The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Ossipow, Paster, Nessi and Stampacchia is c/o Omega Funds, 888 Boylston St., Suite 1111, Boston, MA 02199.

During the last five years, each of the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following language:

On August 5, 2020, the Issuer completed a public offering pursuant to which the Issuer issued and sold 5,000,000 shares of Common Stock (the “Offering”) at a price per share to the public of $18.00.

In the Offering, the Reporting Persons acquired 416,666 shares of Common Stock for an aggregate purchase price of $7,500,000 using working capital. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in Item 3. Following the transaction, the Reporting Persons deemed to have acquired over 2% of the then outstanding shares of Common Stock over the 12-month preceding the date of the transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of Common Stock of the Issuer by each Reporting Person filing this statement on this amendment to Schedule 13D:

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Global Life(1)(2)(3)	1,788,160	0	1,788,160	0	1,788,160	1,788,160	8.95%
Omega Fund(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%
Omega GP(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%
Omega Ltd.(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%
Ossipow(2)(3)(4)	17,753	17,753	1,788,160	17,753	1,788,160	1,805,913	9.03%
Nessi(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%
Stampacchia(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%
Paster(1)(2)(3)	0	0	1,788,160	0	1,788,160	1,788,160	8.95%

(1)

The percentage is based upon 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020.

(2)

Global Life owns 1,788,160 shares of the Common Stock. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Ossipow is the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life.

(3)

The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Ossipow, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(4)

The percentage is based upon (i) 19,968,340 shares of Common Stock outstanding as of August 4, 2020 as set forth in the Issuer’s Prospectus Supplement Form 424B5 filed with the Securities and Exchange Commission on August 5, 2020 and (ii) 17,753 shares of Common Stock subject to the exercise of options held by Ossipow that have vested as, or will vest within 60 days, of August 5, 2020.

(c) The Reporting Persons acquired 416,666 shares of Common Stock at a price per share of $18.00, an aggregate purchase price of $7,500,000.

(d) Not applicable

(e) Not applicable

Item 7.	Material to be Filed as Exhibits

Exhibit A	Agreement of Joint Filing, dated April 22, 2019, by and among the Reporting Persons (incorporated herein by reference to Exhibit A to Schedule 13D filed on April 22, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2022

Signature:

Global Life Bioventure V, S.à r.l.

By:	/s/ Vincent Ossipow
Name:	Vincent Ossipow
Title:	Class A Manager

By:	/s/ Matthijs Bogers
Name:	Matthijs Bogers
Title:	Class B Manager

Omega Fund V, L.P.

By:	Omega Fund V GP, L.P.
Its:	General Partner
By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia
Title:	Director

Omega Fund V GP, L.P.

By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia
Title:	Director

Omega Fund V GP Manager, Ltd.

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia
Title:	Director

Vincent Ossipow

By:	/s/ Vincent Ossipow
Name:	Vincent Ossipow

Otello Stampacchia

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia

Claudio Nessi

By:	/s/ Claudio Nessi
Name:	Claudio Nessi

Anne-Mari Paster

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster